SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 10)

PERRY ELLIS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

868610106 (CUSIP Number)

SCHEDULE 13G

CUSIP No. 868610106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Fanny Hanono

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 309,958 6. Shared Voting Power 88,260 7. Sole Dispositive Power 309,958 8. Shared Dispositive Power 88,260

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 398,218[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*	☐

11.	Percent of Class Represented by Amount in Row 9 4.70%[2]

12.	Type of Reporting Person* IN

[1]	Represents 309,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 88,260 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

[2]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

CUSIP No. 868610106

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Salomon Hanono

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 44,250 6. Shared Voting Power 398,218 7. Sole Dispositive Power 44,250 8. Shared Dispositive Power 398,218

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 442,468[1]

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares*

11.	Percent of Class Represented by Amount in Row 9 5.20%[2]

12.	Type of Reporting Person* IN

[1]	Represents 309,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono, Salomon Hanono’s spouse, is the sole shareholder of the general partner and the sole limited partner, 88,260 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono, Salomon Hanono’s spouse, is an officer and director, and 44,250 shares of Perry Ellis common stock held by Salomon Hanono pursuant to the grant of stock options.

[2]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

Item 1.	(a)	Name of Issuer: Perry Ellis International, Inc.

	(b)	Address of Issuer’s Principal Executive Offices: 3000 N.W. 107th Avenue Miami, Florida 33172

Item 2.	(a)	Name of Person Filing: Fanny Hanono and Salomon Hanono

	(b)	Address of Principal Business Office or, if none, Residence: 3000 N.W. 107th Avenue Miami, Florida 33172

	(c)	Citizenship: See item 4 on Cover Page U.S.A

	(d)	Title of Class of Securities: Common Stock, $.01 Par Value

	(e)	CUSIP Number: 868610106

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership. I. Fanny Hanono

	(a)	Amount beneficially owned: 398,218[1] shares.

	(b)	Percent of class: 4.70%[2]

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct to vote 309,958

(ii) Shared power to vote or to direct the vote 88,260

(iii) Sole power to dispose or to direct the disposition of 309,958

(iv) Shared power to dispose or to direct disposition of 88,260

	[1]	Represents 309,958 shares of Perry Ellis common stock held by a limited partnership of which Fanny Hanono is the sole shareholder of the general partner and the sole limited partner and 88,260 shares of Perry Ellis common stock owned by the Feldenkreis Family Foundation, Inc., of which Fanny Hanono is an officer and director.

	[2]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

II. Salomon Hanono

(a) Amount beneficially owned: 442,468 shares.

(b) Percent of class: 5.20%[1]

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct to vote 44,250

(ii) Shared power to vote or to direct the vote 398,218

(iii) Sole power to dispose or to direct the disposition of 44,250

(iv) Shared power to dispose or to direct disposition of 398,218

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certification: Not Applicable

[1]	Calculated on the basis of 8,462,900 shares of Perry Ellis common stock outstanding on December 12, 2003.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 17, 2004.	/s/ Fanny Hanono

Fanny Hanono

Dated:	February 17, 2004.	/s/ Salomon Hanono

Salomon Hanolpno